Exhibit 12.1

CapLease, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(dollars in thousands)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings:
Net income	$1,727	$1,479	$4,234	$(2,877)
Interest expense	16,847	17,166	49,922	51,109
Less: Interest capitalized during the period Note (A)	(51)	(443)	(619)	(443)
Portion of rental expense representing interest	96	14	221	50
Total earnings	$18,619	$18,216	$53,757	$47,839

Fixed Charges:
Interest expense	16,796	16,723	49,303	50,666
Interest capitalized during the period	51	443	619	$443
Portion of rental expense representing interest	96	14	221	50
Total	$16,942	$17,180	$50,143	$51,159

Ratio of Earnings to Fixed Charges	1.10	1.06	1.07	0.94

CapLease, Inc. and Subsidiaries

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings:
Net income	$1,727	$1,479	$4,234	$(2,877)
Interest expense	16,847	17,166	49,922	51,109
Less: Interest capitalized during the period Note (A)	(51)	(443)	(619)	(443)
Portion of rental expense representing interest	96	14	221	50
Total earnings	$18,619	$18,216	$53,757	$47,839

Combined Fixed Charges and Preference Dividends:
Interest expense	$16,796	$16,723	$49,303	$50,666
Interest capitalized during the period	51	443	619	443
Portion of rental expense representing interest	96	14	221	50
Preferred Stock Dividends	3,240	2,731	10,032	6,812
Total	$20,183	$19,911	$60,175	$57,971

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.92	0.91	0.89	0.83

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.

Only fixed charges that were deducted from income should be added back in the earnings computation.